SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of November, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                       RYANAIR APPOINTS TWO NEW DIRECTORS


Ryanair Holdings plc, Europe's only low fares airline today (22nd of November
2002) announced the appointment of two new non-executive directors. The two new directors (who will attend their first meetings in December) are as follows;

1. Emmanuel Faber

Emmanuel Faber is 38 years old, French and currently serves as Chief Financial Officer and Executive Vice President of Groupe Danone and was elected a director of the board of Groupe Danone in 2002. Emmanuel is also a director of a number of other French public companies. Prior to his current appointment he was head of the Mergers and Acquisitions and the Corporate Strategy department of Danone. Between 1993 and 1997 he served as a director and Chief Financial Officer of Legris Industries, a French public company specialising in mechanical engineering. Emmanuel also held a number of senior positions in the Corporate Finance department of Barings Bank between 1989 and 1993.

2. Klaus Kirchberger

Klaus Kirchberger is 45 years old, German, and since 1997 has been a director (since August 2002 CEO) of Thurn und Taxis Group, the asset management holding of Thurn und Taxis family in Regensburg. Prior to that, Klaus was the Head of the Controlling and Tax department of Thurn und Taxis. Between 1990 and 1994 he was a Senior Manager at Pricewaterhouse Coopers in Munich. He also held senior management positions at IKB Industriebank AG, Munich and is a qualified German lawyer and auditor. Klaus is also a non-executive director of a number of listed German corporations, DIBAG AG, Monachia AG, Emprise Management Consulting AG and TTL Information Technology AG.

Announcing these new appointments to the board of Ryanair Holdings plc, the Chairman, Mr David Bonderman said:

" The appointment of these two new directors brings further considerable expertise and skills to assist the Board of Ryanair, Europe's only low fares airline".

"Both Emmanuel and Klaus in addition to their extensive business experience will also deepen our knowledge base on their respective countries which will greatly assist us in our strategic expansion as we grow on a pan-European basis. This is particularly important in light of our plans to develop more continental European bases where there is an insatiable demand for Ryanair's low fares".

"All of us at Ryanair look forward to working with Emmanuel and Klaus over the coming years, as we continue to grow Ryanair to be the largest and most successful airline in Europe".


ENDS.                                                       22nd November 2002


For further information

Please contact: Pauline McAlester                   Howard Millar
                Murray Consultants                  Ryanair
                Tel: 353-1-4980300                  Tel: 353-1-8121212

                www.RYANAIR.COM - The low fares website




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 November, 2002
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director